NORTON ROSE FULBRIGHT

Norton Rose Fulbright US LLP
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March 21, 2018

By Hand Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Husky Energy Inc. (the "Company")
Commission File No.: 001-04307

Ladies and Gentlemen:

Enclosed pursuant to Rules 15d-1 and 15d-16 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 101(b)(1) under Regulation S-T, are seven (7) copies of the Company's Form 6-K attaching the Company's Annual Report for the year ended December 31, 2017. One copy of the Form 6-K has been manually executed.

Please acknowledge the receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the representative making such delivery.

Very truly yours,

James Lacey

Enclosures

cc: Wendy J. Fleming, Husky Energy Inc. (w/o enclosures)
Christopher Hilbert, Norton Rose Fulbright US LLP (w/o enclosures)